Keidi S. Carrington, Esq.
Attorney at Law
40 Saint Botolph St.
Boston, MA 02116

October 23, 2012

<u>Via U.S. Mail</u>

Tom Kluck
Legal Branch Chief
Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

> Re: **Oriel Capital Partners, LLC**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed August 28, 2012**
> **File No. 024-10307**

Dear Mr. Kluck:

I am writing in response to Ms. Folaka Ayoola's comments during a call that was held on Friday, October 12, 2012 in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed during the conversation. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>Part II Offering Statement</u>

<u>Item 2, Distribution Spread</u>

<u>Column 4, "Proceeds to Issuer or Other Persons" pg. 3</u>

1. **Please clarify to whom "Other Persons" are referring.**

   The registration statement has been revised to clarify that there are no "Other Persons".

2. **Please acknowledge that registrant must inform the Commission of and reflect in its offering any material changes as soon as they occur. For example, the purchase of an asset would be a material change and would need to be disclosed in the Company's filing.**

   Oriel Capital Partners acknowledges and understands the need to immediately reflect any and all material changes and will do so.

If additional information is needed, please do not hesitate to contact me. Otherwise, please inform me as to when the Company's filing will be approved. Thank you.

Sincerely,

Keidi S. Carrington, Esq.